Exhibit 99.2

NICE Trading Recording Receives Microsoft Skype for Business
Certification

NICE delivers dedicated compliance recording platform for both trading floor and back office environments

Paramus, New Jersey, October 19, 2016 – NICE (Nasdaq: NICE) today announced that the NICE Trading Recording solution has been certified to support Skype for Business Server, Microsoft’s next generation unified communications software. The certification ensures that financial institutions can now use the same reliable, secure and scalable recording platform used in their trading floors for the back office. NICE Trading Recording has the ability to capture all voice interactions across different channels, such as front-end, back office and mobile phones, to help ensure regulatory compliance.

With this new certification, Microsoft and NICE continue to strengthen their long-standing partnership, while extending NICE’s existing broad reach in the financial compliance market.

NICE Trading Recording is an innovative recording solution designed to help financial institutions with essential capabilities such as retention, retrieval, advanced search, and monitoring. It supports a secure and automated process that documents all access to call recordings and delivers instant call retrieval and replay to the workstation. As more and more financial institutions are using Microsoft’s Skype for Business, NICE has adapted its NICE Trading Recording solution to support the growing and diverse forms of communications that customers need to capture.

"We are pleased to see NICE certify its Trading Recording solution for Skype for Business Server 2015 and extend the communication experience for organizations to achieve more,” said Andrew Bybee, Principal Group Product Manager for Skype for Business, Microsoft.

Christopher Wooten, Executive Vice President, Vertical Markets, NICE, said: “With the already extensive number of NICE Trading Recording deployments in trading floors throughout the world, Microsoft Skype for Business certification is an important and logical step to expand our opportunities for integration into the financial sector. NICE is deeply committed to providing our customers with a rich portfolio of solutions that contain the latest innovations and integrations to meet their regulatory compliance needs.”

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.